Exhibit 99.1

www.casipharmaceuticals.com

Mundipharma International Corporation Limited, Mundipharma Medical Company, and Acrotech Biopharma Inc. Enter Agreement to Transfer License of FOLOTYN® (Pralatrexate) in China to CASI Pharmaceuticals

BEIJING (August 1, 2023) CASI Pharmaceuticals, Inc. (Nasdaq: CASI), a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today announced the execution of an Assignment Agreement (the “Agreement”) with Mundipharma International Corporation Limited (“MICL”), Mundipharma Medical Company (“MMCo”), and Acrotech Biopharma Inc. (“Acrotech”) for the commercialization of FOLOTYN® (Pralatrexate) in the People’s Republic of China (“China”).

FOLOTYN® (Pralatrexate) is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). This product was approved by both the US Food and Drug Administration (“FDA”) and China’s National Medical Products Administration (NMPA) for PTCL. Under the terms of the Agreement, CASI will assume MICL’s rights and obligations with respect to the commercialization of FOLOTYN® in China.

Wei-Wu He, Ph.D., CASI’s Chairman and Chief Executive Officer, commented, “We are very pleased to add FOLOTYN®, another unique and approved drug product to our commercial portfolio. The licensing of FOLOTYN® is consistent with the company's strategy to grow our hematological malignancy therapeutic area franchise. We will leverage CASI’s existing sales and commercial team’s established capabilities and infrastructure to launch and commercialize FOLOTYN®.”

“CASI has proven and strong capability to commercialize proprietary medications and are extremely pleased to broaden our existing relationship with them. We look forward to this exciting launch and bringing this novel medicine to PTCL patients in China” said Dr. Ashish Anvekar, President of Acrotech Biopharma.

About Mundipharma

Mundipharma is a global healthcare company with a presence across Africa, Asia Pacific, Canada, Europe, Latin America, and the Middle East.

Mundipharma is dedicated to bringing innovative treatments to patients in the areas of Pain Management, Infectious Disease and Consumer Healthcare as well as other severe and debilitating disease areas. Our guiding principles, centered around Integrity and Patient-Centricity, are at the heart of everything we do. For more information visit www.mundipharma.com.

About Acrotech Biopharma Inc.

Acrotech Biopharma Inc. was formed as a global platform to commercialize innovative proprietary medications. The company aims to launch scientifically advanced products to address unmet needs and deliver value to patients as well as all healthcare stakeholders. Acrotech aspires to be a patient focused, research based organization that strives to launch treatments which are accessible to patients that need them.

To learn more about Acrotech Biopharma, visit https://acrotechbiopharma.com.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China, our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

FOLOTYN® is proprietary to Acrotech Biopharma Inc. and its affiliates.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com